UNITED STATES
SECURITIES AND EXCHANGE COMMISSION	SEC File Number 001-16441
Washington, D.C. 20549

FORM 12b-25	CUSIP Number 22822V 101
NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: December 31, 2019

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Crown Castle International Corp.
Full Name of Registrant

Not Applicable
Former Name if Applicable

1220 Augusta Drive, Suite 600
Address of Principal Executive Office (Street and Number)

Houston, Texas, 77057-2261
City, State and Zip Code:

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Crown Castle International Corp. (the “Company”) requires additional time to file its Annual Report on Form 10-K for the year ended December 31, 2019 (the “2019 10-K”) in order to finalize its consolidated financial statements, including work by the Company’s independent auditors, PricewaterhouseCoopers LLP, in connection with the restatement of previously issued financial statements, which indicates the existence of one or more material weaknesses in the Company’s internal control over financial reporting, previously disclosed in the Company’s Current Report for Form 8-K filed on February 26, 2020 (the “February 26, 2020 8-K”).  The Company furnished as Exhibit 99.1 to the February 26, 2020 8-K a press release (the “Earnings Release”) disclosing the Company’s preliminary and unaudited results for the quarter and year ended December 31, 2019. The Company expects to file the 2019 10-K within the fifteen day extension period prescribed by Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

Forward Looking Statements

This notification of late filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The forward-looking statements included in this filing are based on management’s current expectations, projections, estimates and assumptions. Such forward-looking statements include statements regarding the Company’s expectation relating to the filing of the 2019 10-K. These forward-looking statements are made as of the date of this filing and are subject to numerous risks and uncertainties that are difficult to predict. These risks and uncertainties may cause actual results to differ materially from those expected. Important factors that could cause actual results to differ materially from projections contained in the forward-looking statements include those factors contained in the “Risk Factors” section in the Company’s filings with the Securities and Exchange Commission from time to time, including its Annual Report on Form 10-K and its Quarterly Reports on Form 10-Q. As used in this filing, the term “including,” and any variation thereof, means “including without limitation.”

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Daniel K. Schlanger	(713)	570-3000
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).  ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For a comparison of the Company’s results of operations for the fiscal year ended December 31, 2019 compared to the fiscal year ended December 31, 2018, please see the Earnings Release as described above. The results reported in the Earnings Release, together with the expected impact of the restatement described therein, are preliminary and unaudited and are subject to change before the Company files the 2019 10-K.

Crown Castle International Corp.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 2, 2020	By:	/s/ Daniel K. Schlanger
Daniel K. Schlanger
Senior Vice President and Chief Financial Officer